SECURITIES AND EXCHANGE COMMISSIONS
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT # 5


                         CONSUMERS FINANCIAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   210520-10-2
                                 (CUSIP Number)

      Check the following box if a fee is being paid with this statement

CUSIP NO. 210520-10-2

1. Name of Reporting Person, SS or IRS ID No. of Above Person

      Consumers Life Insurance Company

      21-0706553

2. Check the Appropriate Box if a member of a Group

      (a)     x
      (b)

3. SEC Use Only

4. Citizenship or Place of Organization - DELAWARE

      Number of shares        5. Sole Voting Power - 38,317 shares
      Beneficially Owned      6. Shared Voting Power - NONE
      by Each Reporting       7. Sole Dispositive Power - 38,317 shares
      Person With:            8. Shared Dispositive Power - NONE

9. Aggregate Amount Beneficially Owned by Each Reporting Person

      384,638 shares     *    Includes shares beneficially owned by Consumers
                              Reinsurance Company, Investors Fidelity Life
                              Assurance Corp., IAA, Inc., Investors
                              Consolidated Reinsurance, Ltd. and Consumers
                              Car Care Corporation


10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares  N/A

11. Percent of Class Represented by Amount in Row 9 - 14.0%

12. Type of Reporting Person - IC

CUSIP NO. 210520-10-2

1. Name of Reporting Person, SS or IRS ID No. of Above Person:

      Consumers Reinsurance Company

      ID# 86-0414938

2. Check the Appropriate Box if a member of a Group

        (a)     x
        (b)

3. SEC Use Only

4. Citizenship or Place of Organization - ARIZONA

      Number of shares        5. Sole Voting Power - 251,035 shares
      Beneficially Owned      6. Shared Voting Power - NONE
      by Each Reporting       7. Sole Dispositive Power - 251,035 shares
      Person With:            8. Shared Dispositive Power - NONE

9. Aggregate Amount Beneficially Owned by Each Reporting Person

      171,920 shares    *     Includes shares beneficially owned by Consumers
                              Life Insurance Company, Investors Fidelity Life
                              Assurance Corp., IAA, Inc., Investors
                              Consolidated Reinsurance, Ltd. and Consumers
                              Car Care Corporation

10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares  N/A

11. Percent of Class Represented by Amount in Row 9 - 14.0%

12. Type of Reporting Person - IC

CUSIP NO. 210520-10-2

1. Name of Reporting Person, SS or IRS ID No. of Above Person:

      Investors Fidelity Life Assurance Corp.

      ID# 31-0646177

2. Check the Appropriate Box if a member of a Group

      (a)     x
      (b)

3. SEC Use Only

4. Citizenship or Place of Organization - OHIO

      Number of shares        5. Sole Voting Power - 76,000 shares
      Beneficially Owned      6. Shared Voting Power - NONE
      by Each Reporting       7. Sole Dispositive Power - 76,000 shares
      Person With:            8. Shared Dispositive Power - NONE

9. Aggregate Amount Beneficially Owned by Each Reporting Person

      346,955 shares    *     Includes shares beneficially owned by Consumers
                              Life Insurance Company, Consumers  Reinsurance
                              Company, IAA, Inc., Investors Consolidated
                              Reinsurance, Ltd. and Consumers Car Care
                              Corporation


10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares  N/A

11. Percent of Class Represented by Amount in Row 9 - 14.0%

12. Type of Reporting Person - IC

CUSIP NO. 210520-10-2

1. Name of Reporting Person, SS or IRS ID No. of Above Person:

      IAA, Inc.

      ID# 25-1211251

2. Check the Appropriate Box if a member of a Group

      (a)     x
      (b)

3. SEC Use Only

4. Citizenship or Place of Organization - PENNSYLVANIA

      Number of shares        5. Sole Voting Power - 25,603 shares
      Beneficially Owned      6. Shared Voting Power - NONE
      by Each Reporting       7. Sole Dispositive Power - 25,603 shares
      Person With:            8. Shared Dispositive Power - NONE

9. Aggregate Amount Beneficially Owned by Each Reporting Person

      397,352 shares    *     Includes shares beneficially owned by Consumers
                              Life Insurance Company, Consumers  Reinsurance
                              Company, Investors Fidelity Life Assurance Corp.,
                              Investors Consolidated Reinsurance, Ltd. and
                              Consumers Car Care Corporation


10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares  N/A

11. Percent of Class Represented by Amount in Row 9 - 14.0%

12. Type of Reporting Person - CO

CUSIP NO. 210520-10-2

1. Name of Reporting Person, SS or IRS ID No. of Above Person:

      Investors Consolidated Reinsurance, Ltd.

      ID# 31-1057420

2. Check the Appropriate Box if a member of a Group

      (a)     x
      (b)

3. SEC Use Only

4. Citizenship or Place of Organization - Island of Nevis, British West Indies

      Number of shares        5. Sole Voting Power - 17,000 shares
      Beneficially Owned      6. Shared Voting Power - NONE
      by Each Reporting       7. Sole Dispositive Power - 17,000 shares
      Person With:            8. Shared Dispositive Power - NONE

9. Aggregate Amount Beneficially Owned by Each Reporting Person

      405,955 shares    *     Includes shares beneficially owned by Consumers
                              Life Insurance Company, Consumers  Reinsurance
                              Company, Investors Fidelity Life Assurance Corp.,
                              IAA, Inc. and Consumers Car Care Corporation


10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares  N/A

11. Percent of Class Represented by Amount in Row 9 - 14.0%

12. Type of Reporting Person - IC

CUSIP NO. 210520-10-2

1. Name of Reporting Person, SS or IRS ID No. of Above Person:

      Consumers Car Care Corporation

      ID# 23-1720565

2. Check the Appropriate Box if a member of a Group

      (a)     x
      (b)

3. SEC Use Only

4. Citizenship or Place of Organization - PENNSYVLANIA

      Number of shares        5. Sole Voting Power - 15,000 shares
      Beneficially Owned      6. Shared Voting Power - NONE
      by Each Reporting       7. Sole Dispositive Power - 15,000 shares
      Person With:            8. Shared Dispositive Power - NONE

9. Aggregate Amount Beneficially Owned by Each Reporting Person

      408,955 shares    *     Includes shares beneficially owned by Consumers
                              Life Insurance Company, Consumers  Reinsurance
                              Company, Investors Fidelity Life Assurance Corp.,
                              IAA, Inc. and Investors Consolidated Reinsurance,
                              Ltd.

10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares  N/A

11. Percent of Class Represented by Amount in Row 9 - 14.0%

12. Type of Reporting Person - CO

ITEM 1(A).  Name of Issuer:

                  CONSUMERS FINANCIAL CORPORATION

ITEM 1(B).  Address of Issuer's Principal Executive Offices:

                  1200 Camp Hill By-Pass
                  P. O. Box 26
                  Camp Hill, PA  17001-0026

ITEM 2(A).  Name of Person Filing:

                  Consumers Life Insurance Company ("Consumers Life") and Consumers Reinsurance Company ("CRC")
                  Investors Fidelity Life Assurance Corp. ( IFLAC ) Interstate Auto Auction, Inc. ( IAA )
                  Investors Consolidated Reinsurance, Ltd. ( ICR ) Consumers Car Care Corporation ( CCCC )

ITEM 2(B).  Address of Principal Business Office or, if none, Residence:

                  1200 Camp Hill By-Pass
                  P. O. Box 26
                  Camp Hill, PA  17001-0026

ITEM 2(C).  Citizenship:

                  Consumers Life - Delaware
                  CRC - Arizona
                  IFLAC - Ohio
                  IAA - Pennsylvania
                  ICR - Island of Nevis, BWI
                  CCCC - Pennsylvania

ITEM 2(D).  Title of Class of Securities:

                  Common Stock

ITEM 2(E).  CUSIP Number:   210520 10 2

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13-2(b), check whether the person filing is a:

      _____(a)    Broker or Dealer registered under Section 15 of the Act

      _____(b)    Bank as defined in section 3(a)(6) of the Act

      _____(c)    Insurance Company as defined in section 3(a) (19) of the Act

      _____(d) Investment Company registered under section 8 of the Investment Company Act

      _____(e) Investment Advisor registered under section 203 of the Investment Advisers Act of 940

      _____(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see sub-section 240.13d-1(b)
                  (1)(ii)(F)

      _____(g)    Parent Holding Company, in accordance with sub-
                  section 240.13d-1(b)(ii)(G) (Note: See Item 7)

          X   (h) Group, in accordance with sub-section 240.13d-1(b)(ii)(H)

ITEM 4.     Ownership as of December 31, 1997:

      (a) Amount Beneficially Owned:  422,955

      (b) Percent of Class:   14.0%

      (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote:

                  Consumers Life:     38,317
                  CRC:               251,035
                  IFLAC:              76,000
                  IAA:                25,603
                  ICR:                17,000
                  CCCC:               15,000

            (ii) shared power to vote or to direct the vote:

                  Consumers Life: None
                  CRC: None
                  IFLAC: None
                  IAA: None
                  ICR: None
                  CCCC: None

            (iii) sole power to dispose or to direct the disposition of:

                  Consumers Life:     38,317
                  CRC:               251,035
                  IFLAC:              76,000
                  IAA:                25,603
                  ICR:                17,000
                  CCCC:               15,000

            (iv) shared power to dispose or to direct the disposition of:

                  Consumers Life: None
                  CRC: None
                  IFLAC: None
                  IAA: None
                  ICR: None
                  CCCC: None



ITEM 5.     Ownership of Five Percent or Less of a Class

            Not Applicable

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable

ITEM 8.     Identification and Classification of Members of the Group

            See Exhibit A

ITEM 9.     Notice of Dissolution of Group

            Not Applicable

ITEM 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CONSUMERS LIFE INSURANCE COMPANY


February 26, 1998                   By /S/R. Fredric Zullinger
                                          Senior Vice President
                                          and Chief Financial Officer


                                    CONSUMERS REINSURANCE COMPANY


February 26, 1998                   By /S/R. Fredric Zullinger
                                          Senior Vice President
                                          and Chief Financial Officer


                                    INVESTORS FIDELITY LIFE ASSURANCE CORP.


February 26, 1998                   By /S/R. Fredric Zullinger
                                          Senior Vice President
                                          and Chief Financial Officer


                                    IAA, INC.


February 26, 1998                   By /S/R. Fredric Zullinger
                                          Vice President and
                                          Chief Financial Officer


                                    INVESTORS CONSOLIDATED REINSURANCE, LTD.


February 26, 1998                   By /S/R. Fredric Zullinger
                                          Treasurer


                                    CONSUMERS CARE CARE CORPORATION


February 26, 1998                   By /S/R. Fredric Zullinger
                                          Treasurer

                                    Exhibit A

This Exhibit A sets forth the identity and Item 3 classification of each member of the group:

Consumers Life Insurance Company, an insurance company

Consumers Reinsurance Company, an insurance company

Investors Fidelity Life Assurance Corp., an insurance company

IAA, Inc., a corporation

Investors Consolidated Reinsurance, Ltd., an insurance company

Consumers Car Care Corporation, a corporation

                                    Exhibit B

      Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned entities agrees that the statement to which this
Exhibit is attached is filed on its behalf.

                                          CONSUMERS REINSURANCE COMPANY

February 26, 1998                         By /S/R. Fredric Zullinger
                                                Senior Vice President and
                                                Chief Financial Officer